UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K      [X] Form 20-F      [_] Form 11-K      [_] Form 10-Q       [_] Form N-CEN     [_] N-CSR

For Period Ended:   March 31, 2024

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Visionary Holdings Inc.

Full Name of Registrant:

Visionary Education Technology Holdings Group Inc.

Former Name if Applicable

105 Moatfield Dr. Unit 1003

Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M3B 0A2

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2024 within the prescribed time period without unreasonable effort or expense. The registrant requires additional time to finalize its financial statements for the fiscal year ended March 31, 2024, and to complete the required discussion and analysis of the registrant’s business in the Form 20-F. The registrant anticipates that it will file the Form 20-F within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Zhong Chen	(646)	992-1698
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the audit of the Company is still ongoing, the Company anticipates that it will report for the year ended March 31, 2024, that 1) the Company sold one of its properties for 12.6 million or cash; 2) the Company issued a total of 4,546,233 common shares to certain employees and consultants as award for their service; 3) the Company entered into an Exchange Agreement with the convertible note holders. The Holders elected to convert the notes with an aggregated principal of $1.5 million, along with accrued interest, into 6,749,650 common shares and exercised 1,944,445 Series B warrant in exchange for 1,000,000 common shares of the Company 4) the Company sold its 100% of ownership in Farvision Digital Technology Group Inc. a wholly owned subsidiary, and 70% of ownership in 9651837 Canada Inc. (also known as Lowell Academy), which was 70% owned by the Company, for nominal proceeds.

Visionary Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 31, 2024	By:	/s/ Zhong Chen Zhong Chen Chief Executive Officer

2